Exhibit 99.1

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THIRD QUARTER 2005 AND
FIRST NINE MONTHS ENDED SEPTEMBER 30, 2005
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THIRD
QUARTER 2005 AND FIRST NINE MONTHS ENDED SEPTEMBER 30, 2005
The accompanying notes are an integral part of these consolidated financial statements
CONSOLIDATED STATEMENT OF INCOME
Total
(unaudited)

3rd quarter	3rd quarter		9 months	9 months
2005	2004	Amounts in millions of euros (1)	2005	2004

38,414	32,296	Sales	103,226	88,400
(5,206)	(6,925)	Excise taxes	(15,503)	(17,559)
33,208	25,371	Revenues from sales	87,723	70,841
(20,088)	(14,689)	Purchases, net of inventory variation	(49,874)	(39,857)
(4,416)	(4,240)	Other operating expenses	(14,552)	(13,903)
(113)	(81)	Unsuccessful exploration costs	(277)	(263)
(1,277)	(1,324)	Depreciation, depletion, and amortization of tangible assets	(3,776)	(3,826)

7,314	5,037	Operating income	19,244	12,992

31	—	Other income	73	146
(63)	(147)	Other expense	(242)	(542)
(324)	(171)	Financial charge on debt	(875)	(535)
257	145	Financial income on cash and cash equivalents and equity securities	658	431
(67)	(26)	Cost of net debt	(217)	(104)
100	92	Other financial income	304	281
(79)	(54)	Other financial expense	(202)	(158)
(3,768)	(2,516)	Income taxes	(9,655)	(6,367)
281	449	Equity in income (loss) of affiliates	897	1,083

3,749	2,835	Consolidated net income	10,202	7,331

3,645	2,763	Group share	9,932	7,137
104	72	Minority interests and dividends on subsidiaries’ redeemable preferred shares	270	194

6.20	4.57	Earnings per share (euros)	16.78	11.72

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THIRD QUARTER 2005 AND
FIRST NINE MONTHS ENDED SEPTEMBER 30, 2005
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
CONSOLIDATED BALANCE SHEET
Total

	Amounts in millions of euros

	September 30,	June 30,	December 31,	September 30,
	2005	2005	2004	2004
	(unaudited)	(unaudited)		(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	4,305	3,319	3,176	3,538
Property, plant, and equipment, net	39,264	38,290	34,906	35,675
Equity affiliates: investments and loans	12,167	11,927	10,680	8,449
Other investments	1,302	1,212	1,198	1,350
Other non-current assets	1,905	2,056	2,351	2,028

Total non-current assets	58,943	56,804	52,311	51,040

CURRENT ASSETS
Inventories, net	12,951	11,499	9,264	9,712
Accounts receivable, net	17,740	17,250	14,025	14,646
Prepaid expenses and other current assets	6,295	5,542	5,314	4,616
Cash and cash equivalents	14,989	13,577	3,860	12,541

Total current assets	51,975	47,868	32,463	41,515

TOTAL ASSETS	110,918	104,672	84,774	92,555

LIABILITIES & SHAREHOLDERS’ EQUITY

EQUITY
Common shares	6,226	6,359	6,350	6,543
Paid-in surplus and retained earnings	37,882	36,397	31,717	32,279
Cumulative translation adjustment	998	920	(1,429)	233
Treasury shares	(5,381)	(7,067)	(5,030)	(7,126)

SHAREHOLDERS’ EQUITY — GROUP SHARE	39,725	36,609	31,608	31,929

Minority interest and subsidiaries’ redeemable preferred shares	1,015	708	810	1,105

TOTAL EQUITY	40,740	37,317	32,418	33,034

LONG-TERM LIABILITIES
Deferred income taxes	7,653	7,485	6,402	6,131
Employee benefits	3,574	3,609	3,607	3,785
Other liabilities	6,589	6,626	6,274	6,004

Total long-term liabilities	17,816	17,720	16,283	15,920

LONG-TERM DEBT	12,778	11,485	9,773	10,694

CURRENT LIABILITIES
Accounts payable	13,473	12,721	11,672	12,010
Other creditors and accrued liabilities	14,061	12,507	11,148	10,816
Short-term borrowings and bank overdrafts	12,050	12,922	3,480	10,081

Total current liabilities	39,584	38,150	26,300	32,907

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	110,918	104,672	84,774	92,555

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THIRD QUARTER 2005 AND
FIRST NINE MONTHS ENDED SEPTEMBER 30, 2005
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
CONSOLIDATED STATEMENTS OF CASH FLOWS
Total
(unaudited)

3rd quarter	3rd quarter		9 months	9 months
2005	2004	Amounts in millions of euros	2005	2004

		CASH FLOW FROM OPERATING ACTIVITIES

3,749	2,835	Consolidated net income	10,202	7,331
1,315	1,397	Depreciation, depletion, and amortization	3,915	4,007
206	192	Long-term liabilities, valuation allowances, and deferred taxes	1,070	419
—	—	Impact of coverage of pension benefit plans	—	—
113	81	Unsuccessful exploration costs	277	263
(31)	4	(Gains)/Losses on sales of assets	(73)	(142)
(159)	(358)	Equity in income of affiliates (in excess of)/less than dividends received	(335)	(562)
27	134	Other changes, net	70	245

5,220	4,285	Cash flow from operating activities before changes in working capital	15,126	11,561
(456)	(210)	(Increase)/Decrease in operating assets and liabilities	(3,628)	(721)

4,764	4,075	CASH FLOW FROM OPERATING ACTIVITIES (1)	11,498	10,840

		CASH FLOW USED IN INVESTING ACTIVITIES

(2,178)	(1,688)	Intangible assets and property, plant, and equipment additions	(5,674)	(4,596)
(84)	(80)	Exploration expenditures charged to expenses	(223)	(238)
(903)	(28)	Acquisitions of subsidiaries, net of cash acquired	(903)	(37)
(62)	(19)	Investments in equity affiliates and other securities	(134)	(108)
(130)	(152)	Increase in long-term loans	(462)	(596)

(3,357)	(1,967)	Investments	(7,396)	(5,575)
31	28	Proceeds from sale of intangible assets and property, plant, and equipment	225	171
—	—	Proceeds from sale of subsidiaries, net of cash sold	11	1
69	8	Proceeds from sale of non-current investments	112	49
148	149	Repayment of long-term loans	490	317

248	185	Total divestitures	838	538

(3,109)	(1,782)	CASH FLOW USED IN INVESTING ACTIVITIES	(6,558)	(5,037)

		CASH FLOW FROM FINANCING ACTIVITIES

		Issuance and repayment of shares:
9	—	Parent company’s shareholders	9	371
(655)	(655)	Purchase of treasury shares	(2,674)	(2,563)
8	36	Minority shareholders	79	118
—	—	Subsidiaries’ redeemable preferred shares	(156)	—
		Cash dividends paid:
—	—	— Parent company’s shareholders	(1,765)	(2,853)
—	(4)	— Minority shareholders	(152)	(145)
1,197	460	Net issuance/(repayment) of long-term debt	2,235	1,700
(759)	(680)	Increase/(Decrease) in short-term borrowings and bank overdrafts	7,433	5,189
—	1	Other changes, net	(1)	(2)

(200)	(842)	CASH FLOW FROM FINANCING ACTIVITIES	5,008	1,815

1,455	1,451	Net increase/decrease in cash and cash equivalents	9,948	7,618
(43)	(236)	Effect of exchange rates and changes in reporting entity on cash and cash equivalents	1,181	63
13,577	11,326	Cash and cash equivalents at the beginning of the period	3,860	4,860

14,989	12,541	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	14,989	12,541

(1) Including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 14 millions of euros for the third quarter 2005, 65 millions of euros for the first nine months 2005.

TOTAL
IFRS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THIRD QUARTER 2005 AND
FIRST NINE MONTHS ENDED SEPTEMBER 30, 2005
(Amounts in tables in millions of euros, M€ except for per share amount, or where otherwise indicated)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Total
(unaudited)

			Paid-in					Subsidiaries’
			surplus and	Cumulative				redeemable
(Amounts in millions	Common shares issued		retained	translation	Treasury shares		Shareholders’	preferred	Minority	Total
of euros)	Number	Amount	earnings	adjustment	Number	Amount	equity	shares	interest	equity

As of January 1, 2004 (French GAAP)	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406	396	664	31,466

IFRS adjustments	—	—	(3,048)	3,268	(10,855,206)	(1,388)	(1,168)	—	19	(1,149)

As of January 1, 2004 (IFRS)	649,118,236	6,491	27,360	—	(37,112,105)	(4,613)	29,238	396	683	30,317

Cash dividend	—	—	(2,853)	—	—	—	(2,853)	—	(145)	(2,998)

Net income for the first nine months	—	—	7,137	—	—	—	7,137	1	193	7,331

Issuance of shares	5,195,630	52	445	—	—	—	497	—	—	497

Purchase of treasury shares	—	—	—	—	(16,500,000)	(2,563)	(2,563)	—	—	(2,563)

Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—	—

Sale of treasury shares (1)	—	—	11	—	583,981	50	61	—	—	61

Translation adjustments	—	—	—	233	—	—	233	6	9	248

Other (2)	—	—	179	—	—	—	179	—	(38)	141

As of September 30, 2004	654,313,866	6,543	32,279	233	(53,028,124)	(7,126)	31,929	403	702	33,034

Cash dividend	—	—	(1,440)	—	—	—	(1,440)	—	(62)	(1,502)

Net income for the last quarter	—	—	3,731	—	—	—	3,731	5	82	3,818

Issuance of shares	575,174	6	33	—	—	—	39	—	—	39

Purchase of treasury shares	—	—	—	—	(6,050,000)	(991)	(991)	—	—	(991)

Cancellation of repurchased shares	(19,873,932)	(199)	(2,877)	—	19,873,932	3,076	—	—	—	—

Sale of treasury shares (1)	—	—	3	—	131,705	11	14	—	—	14

Translation adjustments	—	—	—	(1,662)	—	—	(1,662)	(20)	(28)	(1,710)

Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(241)	—	(241)

Other (2)	—	—	(12)	—	—	—	(12)	—	(31)	(43)

As of December 31, 2004 (IFRS)	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418

Cash dividend	—	—	(1,765)	—	—	—	(1,765)	—	(152)	(1,917)

Net income for the first nine months	—	—	9,932	—	—	—	9,932	1	269	10,202

Issuance of shares	1,076,359	11	77	—	—	—	88	—	—	88

Purchase of treasury shares	—	—	—	—	(15,693,500)	(2,927)	(2,927)	—	—	(2,927)

Cancellation of repurchased shares	(13,527,578)	(135)	(2,248)	—	13,527,578	2,383	—	—	—	—

Sale of treasury shares (1)	—	—	30	—	1,774,063	193	223	—	—	223

Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(156)	—	(156)

Translation adjustments	—	—	—	2,427	—	—	2,427	8	49	2,484

Other (2)	—	—	139	—	—	—	139	—	186	325

As of September 30, 2005	622,563,889	6,226	37,882	998	(39,464,346)	(5,381)	39,725	—	1,015	40,740

(1)	Treasury shares related to the stock option purchase plans.

(2)	Mainly due to the charge related to stock options.

TOTAL
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005
AND FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
TOTAL
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS FOR
THE FIRST NINE MONTHS OF 2005
INTRODUCTION
The consolidated financial statements of TOTAL S.A. and its subsidiaries (together, the Company or Group) as of and for the nine months ending September 30, 2005 have been prepared in accordance with IFRS (International Financial Reporting Standards) as adopted by the European Union.
Accounting principles applicable at September 30, 2005 are described in Note 1. Given the potential evolution of accounting principles, these principles could be different from that which will be ultimately applied by the Group as of, and for the year-ending, December 31, 2005. However, based on the information currently available, the Group does not anticipate any significant changes to the accounting policies presented below.
Information concerning the first-time application of IFRS
Pursuant to IFRS 1 “First-time adoption of International Financial Reporting Standards”, the Group has chosen to apply the following exemptions:
—	offsetting cumulative translation adjustment (CTA) against retained earnings, as of January 1, 2004,

—	recording unrecognized actuarial losses and gains as of January 1, 2004 in retained earnings,

—	no retroactive restatement of business combinations that occurred before January 1, 2004.
IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” have been applied from January 1, 2004. Furthermore, IFRS 2 “Share-based payment” has been applied retrospectively to all transactions within the scope of IFRS 2 and not solely to share-based compensation plans granted after November 7, 2002.
The Group has decided on an early application of IFRS 6 “Exploration for and Evaluation of Mineral Resources”. This standard is compatible with previously used methods to record exploration and production costs (see note 1 G: oil and gas exploration and producing properties).
Descriptions of the effect of the transition to IFRS on the net equity and the results of the Group were provided in the 2004 Annual Report, and in the 2004 quarterly summarized financial statements which were published in May 2005.
Together with the present document, the Group disclosed consolidated financial statements as of December 31, 2004 and for the year ended December 31, 2004 prepared in accordance with IFRS as adopted by the European Union.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
  1 ACCOUNTING POLICIES
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.
The main accounting policies used by the Group are described below.
  A. PRINCIPLES OF CONSOLIDATION
The subsidiaries which are directly controlled by the parent company or indirectly controlled by other consolidated companies are consolidated.
The Company’s interests in jointly controlled entities are proportionately consolidated.
Investments in companies, over which the Group has significant influence, are accounted for by the equity method. Significant influence is presumed when the Group holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting rights of the investee.
Companies in which ownership interest is less than 20%, but over which the Company has the ability to exercise significant influence, are also accounted for by the equity method.
All intercompany balances and transactions have been eliminated.
  B. FOREIGN CURRENCY TRANSLATION
The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.
(i) Monetary transactions
Transactions denominated in foreign currencies are translated at the exchange rate prevailing when the transaction is realized. At each balance sheet date, the monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in “Other income” or “Other expenses”.
(ii) Translation of financial statements denominated in foreign currencies
All assets and liabilities of consolidated subsidiaries or equity affiliates denominated in foreign currencies are translated into euros on the basis of exchange rates at the end of the period. The consolidated statements of income and of cash flows are translated using the average exchange rates during the period. Foreign exchange differences resulting from such translation are either recorded in “Cumulative translation adjustments” (for the Company’s share) or in “Minority interests” as deemed appropriate.
  C. SALES AND REVENUES FROM SALES
Revenues from sales of products are recognized when the significant risks and rewards of ownership have been passed to the buyer and the amount can be reasonably measured. Sales figures are presented before deduction of excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the revenue from sales indicator.
Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts. Revenues from the production of crude oil and natural gas properties in which the Group has an interest with other producers are recognized on the basis of the Company’s net working interest (entitlement method).
Revenues from gas transport are recognized when the services are rendered, based on the quantities transported and measured according to procedures defined in each service contract.
Revenues from sales of electricity, from refining and marketing activities and from sales of chemicals products are recorded upon transfer of title, according to the terms of the related contracts.
Revenues from services are recognized when the services have been performed.
Oil and gas sales are inclusive of quantities delivered that represent production royalties and taxes when paid in cash and outside the USA and Canada.
Certain transactions within the trading activities (contracts involving quantities that are purchased outside the Group then resold outside the Group) are shown at their net value in sales.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
Exchanges of crude oil and petroleum products within normal trading activities are excluded from sales.
  D. SHARE-BASED PAYMENTS
The Group applies IFRS 2 “Share-based payment” to employee stock-option and share-purchase plans and to capital increases reserved for employees. The benefits are determined by reference to the fair value of the instruments granted.
The fair value of options is calculated using the Black-Scholes method at the grant date. The expense is allocated on a straight-line basis between the grant date and vesting date.
For employee-reserved capital increases, the cost is immediately recognized as an expense. According to the press release issued by the French standard setter (CNC) on December 21, 2004, a discount reduces the expense in order to take into account the non-transferability of the shares awarded to the employees over a period of five years according to French Law.
These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.
  E. INCOME TAXES
The Company uses the liability method whereby deferred income taxes are recorded based upon the temporary differences between the financial statement and tax basis of assets and liabilities, and for carry forwards of unused tax losses and tax credits.
Deferred tax assets and liabilities are measured using the tax rates that have been enacted or substantively enacted at the balance sheet date. The effect of the change in the tax rate is recognized either in the consolidated statement of income or in equity depending on the item it is related to.
Deferred tax assets are recognized when future recovery is probable.
Deferred tax liabilities on temporary differences resulting from the difference between the carrying value of the equity-method investments and the taxable basis of these investments are recognized. The deferred tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon sale of these investments).
Taxes paid for the Upstream Production are included in operating expenses. They include taxes related to historical concessions held by the Company in the Middle East producing countries.
  F. EARNINGS PER SHARE
Earnings per share are calculated by dividing net income by the weighted-average number of common shares and common share equivalents outstanding during the period.
Diluted earnings per share are calculated by dividing net income by the fully-diluted weighted-average number of common shares and common share equivalents outstanding during the period. Treasury shares deducted from consolidated shareholders’ equity are not considered outstanding for purposes of this calculation which also takes into account the dilutive effect of stock-options and capital increases.
The weighted-average number of fully-diluted shares is calculated in accordance with the treasury stock method. The proceeds which would be recovered in the event of an exercise of options related to dilutive instruments are presumed to be a buyback of shares at market price as of the closing date of the period. This leads to a reduction in the total number of shares that would result from the exercise of options.
  G. OIL AND GAS EXPLORATION AND PRODUCING PROPERTIES
The Group applies IFRS 6 “Exploration and Evaluation of Mineral Resources”. Oil and gas exploration and production properties and assets are accounted for in accordance with the “successful efforts” method.
(i) Exploration costs
Geological and geophysical costs, including seismic surveys for exploration purposes, are expensed as incurred.
Exploration leasehold acquisition costs are capitalized as intangible assets when acquired. An assessment for impairment is made at least annually, property by property, on the basis of the results of the exploratory activity and management’s evaluation.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
In the event of a discovery, the unproved leasehold rights are transferred to proved leasehold rights at their net book value as soon as proved reserves are booked.
Exploratory wells are accounted for as follows:
—	Costs of exploratory wells that have found proved reserves are capitalized. Capitalized successful exploration wells are then depreciated using the unit-of-production method based on proved developed reserves.

—	Costs of dry exploratory wells and wells that have not found proved reserves are charged to expense.

—	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:
•	The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditure is made;

•	The Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.

This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Company is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.
Costs of exploratory wells not meeting these conditions are charged to expense.
(ii) Oil and Gas producing assets
Development costs incurred for the drilling of development wells and in the construction of production facilities are capitalized, together with interest costs incurred during the period of construction and estimated discounted costs of asset retirement obligations. The rate of depletion is equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).
With respect to production sharing contracts, this computation is based on the portion of production and reserves assigned to the Company taking into account estimates based on the contractual clauses regarding the reimbursement of exploration and development costs (cost oil) as well as the sharing of hydrocarbon rights (profit oil).
Transportation assets are depreciated using the unit-of-production method based on throughput or by using the straight-line method whichever best reflects the economic life of the asset. Proved leasehold rights are depreciated using the unit-of-production method based on proved reserves.
  H. GOODWILL AND OTHER INTANGIBLE ASSETS
Other intangible assets include goodwill, patents, trademarks, and leasehold rights.
Other intangible assets are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses.
Goodwill in a consolidated company is calculated as the excess of the cost of shares, including transaction expenses, over the fair value of the Group’s share of the net assets at the acquisition date. Goodwill is not amortized but is tested for impairment annually or more frequently if there is any indication that an asset may be impaired (see note 1 K: Impairment of long-lived assets.) Other intangible assets (except goodwill) have a definite useful life and are amortized on a straight-line basis over 10 to 40 years depending on the useful life of the assets.
Research and development cost
Research costs are charged to expense as incurred. Expenses incurred during the development phase of an R&D project are capitalized as an intangible asset if all the following criteria are met:
—	the technical feasibility of the project and the availability of the appropriate resources for the completion of the intangible asset,

—	the ability of the asset to generate probable future economic benefits,

—	the ability to value reliably the expenses attributable to the asset.
Advertising costs are charged to expense as incurred.
  I. OTHER PROPERTY, PLANT AND EQUIPMENT
Other property, plant and equipment are carried at cost, after deducting any accumulated depreciation and accumulated impairment losses. The basis includes interest expenses incurred until assets are placed into service. Equipment subsidies are deducted from the cost of the related expenditures.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
Routine maintenance and repairs are charged to income as incurred. The cost of major turnarounds of refineries and large petrochemical units are capitalized and depreciated over the period of time between two major turnarounds.
Other property, plant and equipment are depreciated using the straight-line method over their useful life, as follows:

—	Furniture, office equipment, machinery and tools:	3-12 years
—	Transportation equipment:	5-20 years
—	Storage tanks and related equipment:	10-15 years
—	Specialized complex installations and pipelines:	10-30 years
—	Buildings:	10-50 years
  J. LEASES
Finance leases which transfer to the Group substantially all the risks and rewards of ownership are capitalized at the fair value of the leased item or if lower at the present value of the minimum lease payments. A financial debt is recognized for the same amount. These assets are depreciated over their useful life.
All other leases are operating leases.
  K. IMPAIRMENT OF LONG-LIVED ASSETS
The carrying amounts of long-lived assets are tested for possible impairment if there is any indication that the assets may be impaired. This test is performed at least annually for goodwill.
The recoverable value is the higher of the fair value (net of sale expenses) and its value in use.
For this purpose, assets are grouped into cash-generating units (or CGUs). A cash-generating unit is a group of assets that generates cash inflows that are largely independent of the cash inflows from other groups of assets.
The recoverable amount is determined for each CGU by reference to the discounted future cash flows expected from it, based upon management’s expectation of future economic and operating conditions. If the recoverable amount is less than the carrying amount, an impairment loss on property plant and equipment, or on intangible assets is recognized either in “Depreciation, depletion and amortization of tangible assets” or in “Other expense”, respectively.
Impairment losses recognized in prior periods (except those related to goodwill) could be reversed up to the net book value that the asset would have had, had the impairment not been recognized.
  L. FINANCIAL ASSETS AND LIABILITIES
Financial assets and liabilities are financial loans and receivables, investments in non-consolidated subsidiaries, publicly-traded equity securities, financial derivatives, debt and other financial liabilities.
The accounting treatment of these items is as follows.
    i. Financial loans and receivables
These assets are recognized at amortized cost. They are tested for impairment, the net book value being compared to estimates of the discounted future recoverable cash flows. These tests are conducted as soon as there is any evidence that their fair value is less than their net book value, and at least annually. The potential loss is recorded in the consolidated statement of income.
    ii. Investments in non-consolidated subsidiaries and publicly-traded equity securities
These assets are classified as available for sale and measured at their fair value. For listed securities, fair value is given by the market price. If fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in the equity. If there is any evidence of a significant or long-lasting loss, an impairment is recorded in the consolidated statement of income. This impairment is reversed in the consolidated statement of income only when the securities are sold.
    iii. Derivative instruments
The Company uses derivative instruments in order to manage its exposure to changes in interest rates and foreign exchange rates.
Within its hedging policy, the Company enters into interest rate and foreign currency swap agreements. The Company may also use futures, caps, floors, and options.
In connection with its international trading activities, the Company, like most other oil companies, uses derivative instruments to adjust its exposure to expected fluctuations in the prices of crude oil, refined products, natural gas and power. Furthermore, the Group uses freight-rate derivative contracts in its shipping activity in order to adjust

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
its exposure to freight-rate fluctuations. In order to hedge against this risk, the Company uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets.
Derivative instruments used by the Group are valued at fair value, and fair value changes are recognized in the statement of income.
    iv. Debt and other financial liabilities
Loans and other financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which hedge accounting can be applied.
Fixed rate loans, hedged by interest rate swaps or combined currency and interest rate swaps are recorded under fair value hedge accounting. A hedging relationship qualifies for hedge accounting only if there is formal designation and documentation of the hedging relationship at the inception of the hedge and if the hedge is expected to be highly effective throughout the financial reporting periods for which the hedge is designated. Applying fair value hedging has the following consequences:
—	Loans are recognized at their fair value in the balance sheet,

—	Changes in fair value of the loans are recorded in the profit and loss statement where they are compensated by the changes in fair value of the swaps.
  M. INVENTORIES
Inventories are valued in financial statements at either the historical cost or the market value, whichever is lower. The Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method.
In note 6 setting forth information by business segment, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method. This is the method used to assess the segment’s performance and ensure the comparability of the segment’s results with those of its competitors, mainly North-American.
In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the income statement is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO method and the replacement cost method. This effect is presented in the adjustment items in note 7.
Downstream (Refining — Marketing)
Petroleum product inventories include mainly crude oil and refined products. Refined products principally consist of gasoline, kerosene, diesel fuel, heating oil and are produced by the Company’s refineries. The average life cycle of petroleum products is no longer than two months.
Crude oil costs include raw material and receipt costs. Refining costs principally include the cost of crude oil, production (energy, labor, depreciation of producing assets) and an allocation of production overhead (taxes, maintenance, insurance, etc.). Retained costs, initial tooling or other deferred start-up costs or general and administrative costs are not included in the determination of the historical cost of refined products.
Chemicals
Costs of chemical product inventories consist of the cost of materials, direct labor and an allocation of production overheads. Retained costs, initial tooling or other deferred start-up costs or general and administrative costs are not included in the determination of the cost of inventories of chemicals products.
  N. TREASURY SHARES
Treasury shares held by the parent company or its subsidiaries in their individual accounts are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.
  O. OTHER NON-CURRENT LIABILITIES
Non-current liabilities comprise liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigation and other risks.
A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required, and when a reliable estimate can be made of the amount of the obligation. The amount of the liability corresponds to the best possible estimate.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
  P. ASSET RETIREMENT OBLIGATIONS
Asset retirement obligations, which result from a legal or constructive obligation, are recognized on the basis of a reasonable estimate of their fair value, in the period in which the obligation arises.
The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and depreciated over the useful life of the associated fixed asset.
An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a discount rate that reflects the time value of money to the amount of the liability at the beginning of the period. The increase of the provision due to the passage of time is recognized as “Other financial expense”.
  Q. EMPLOYEE BENEFITS
In accordance with the laws and practices of each country, the Company participates in employee benefit plans offering retirement, death and disability, health care and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the governmental bodies responsible for the payment of benefits.
These plans can either be defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Company instruments such as mutual funds, insurance contracts, and securities.
For defined contribution plans, expenses correspond to the contributions paid.
For defined benefit plans, accruals and prepaid expenses are determined using the projected unit credit method.
Actuarial gains and losses may result from changes to the actuarial assumptions (based on new projections) used to calculate the projected commitment.
The Group applies the corridor method to amortize its actuarial losses and gains. This method amortizes the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.
In case of a change in or creation of a plan, the vested portion of the cost of past services is recorded immediately in the income statement, the unvested past services costs is amortized over the vesting period.
The net periodic pension cost is recognized as “Other operating expenses”.
  R. CONSOLIDATED STATEMENT OF CASH FLOWS
The consolidated statements of cash flows prepared in foreign currencies have been translated into euros using the average exchange rate of the period. Currency translation differences arising from the translation of assets and liabilities denominated in foreign currency into euros using exchange rates at the end of the period are shown in the statement of cash flows under “Effect of exchange rates and changes in reporting entity”. Therefore, the consolidated statement of cash flows will not agree with the figures derived from the consolidated balance sheet.
Cash and cash equivalents
Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of three months or less. Changes in bank overdrafts are included in cash provided by financing activities.
Non-current debt
Changes in non-current debt have been presented as the net variation to reflect significant changes mainly related to revolving credit agreements.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
  S. EMISSION RIGHTS
—	In the absence of a current IFRS standard or interpretation on accounting for emission rights, the following principles have been applied:

—	Emission quotas issued free of charge are accounted at zero book value.

—	Transactions which have been made on the market are recorded at cost.

—	The liabilities resulting from potential differences between available quotas and quotas to be delivered at the end of the compliance period are accounted for as a liability, at fair market value.
2 MAIN ACCOUNTING AND FINANCIAL INDICATORS — INFORMATION BY BUSINESS SEGMENT
The financial information for each business segment is reported on the same basis that is used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources.
Adjustment items
Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
Special items, together with the inventory valuation effect (described in Note 1 M) and TOTAL’s equity share of amortization of intangible assets related to the Sanofi-Aventis merger, form the adjustment items. The detail of adjustment items is presented in Note 7.
The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Operating income (measure used to evaluate operating performance)
Revenue from sales after deducting cost of goods sold and inventory variations, other operating expenses, exploration expenses and depreciation, depletion, and amortization.
Operating income excludes the amortization and depreciation of intangible assets other than leasehold rights, translation adjustments, and gains or losses on the sale of assets.
Net operating income (measure used to evaluate the return on capital employed)
Operating income after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, share in income of equity method affiliates, capitalized interest expenses), and after applicable income taxes.
The income and expenses not included in net operating income which are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests).
Capital employed
Non-current assets and working capital requirements, at replacement cost, net of deferred taxes and long-term liabilities.
ROACE (Return on Average Capital Employed)
Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.
Net debt
Long-term debt, including short-term portion, short-term borrowings, bank overdrafts less cash and cash equivalents and short-term investments.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
3 CHANGES IN THE GROUP STRUCTURE
Pursuant to its take-over bid for Deer Creek Energy Limited, the Group has acquired 82.41% of the company’s shares. As of September 30, 2005, the new subsidiary is fully consolidated.
During the 3rd quarter 2005, the Group sold its 40 percent equity interest in Humber Power Limited.
There were no other major changes in the Group structure during the first nine months of 2005.
4 SHAREHOLDERS’ EQUITY
Shares held by the parent company, TOTAL S.A.
As of September 30, 2005, TOTAL S.A. held 14,381,529 of its own shares, representing 2.31% of its share capital, detailed as follows:
—	8,433,539 allocated to covering share purchase option plans and restricted shares grants for Company employees.

—	5,947,990 shares, detailed as follows :
✓	4,356,068 shares were purchased in November and December 2004, pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 14, 2004,
✓	15,119,500 shares were purchased during the first nine months of 2005, pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 17, 2005,
✓	13,527,578 shares were cancelled pursuant to the decision of the Board of Directors held on July 19, 2005.
These 14,381,529 shares are deducted from the consolidated shareholders’ equity.
Shares held by the subsidiaries
As of September 30, 2005, TOTAL S.A. held indirectly, through its subsidiaries 25,082,817 of its own shares, representing 4.03% of its share capital :
—	505,918 shares held by a consolidated subsidiary, Total Nucléaire, indirectly controlled by TOTAL S.A. These shares were initially acquired in order to realize short-term cash investments.
—	24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval.
These 25,082,817 shares are deducted from the consolidated shareholders’ equity.
Subsidiaries’ redeemable preferred shares
Subsidiaries’ redeemable preferred shares have been fully repaid during the first nine months of 2005.
5 LONG-TERM DEBT
The Group has issued debenture loans through its subsidiary Total Capital during the first nine months of 2005:
—	Debenture 1.625% 2005-2011 (200 million CHF)

—	Debenture 6.5% 2005-2012 (100 million NZD)

—	Debenture 5.75% 2005-2012 (100 million AUD)

—	Debenture 3.25% 2005-2012 (100 million EUR)

—	Debenture 4.125% 2005-2011 (100 million USD)

—	Debenture 4.125% 2005-2011 (50 million USD)

—	Debenture 4.125% 2005-2011 (50 million USD)

—	Debenture 4% 2005-2011 (100 million CAD)

—	Debenture 5.75% 2005-2011(100 million AUD)

—	Debenture 3.5% 2005-2009 (50 million USD)

—	Debenture 2.125% 2005-2012 (300 million CHF)

—	Debenture 3.25% 2005-2012 (300 million EUR)

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)
The Group has reimbursed debenture loans during the first nine months of 2005:
—	Debenture 5.75% 2000-2005 (500 million EUR)

—	Debenture 5.375% 2000-2005 (250 million EUR)

—	Debenture 3.25% 1999-2005 (200 million CHF)

—	Debenture 3.25% 2000-2005 (100 million CHF)

—	Debenture 3.78% 1999-2006 (20 million FRF)

—	Debenture 6.875% 2000-2005 (150 million GBP)

—	Debenture 8.2% 1995-2005 (500 million FRF)
In the context of its active cash management, the Group may increase temporarily its short-term borrowings, particularly in the form of commercial paper. The short-term borrowings and the cash and cash equivalents resulting from this cash management in the quarterly financial statements are not necessarily representative of a steady position.
6 BUSINESS SEGMENT INFORMATION

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

	Amounts in millions of Euros

9 months 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	14,080	72,471	16,655	20		103,226
Intersegment Sales	13,936	3,135	911	108	(18,090)	—
Excise taxes		(15,503)				(15,503)

Revenues from sales	28,016	60,103	17,566	128	(18,090)	87,723

Operating expenses	(12,184)	(54,390)	(15,861)	(358)	18,090	(64,703)
Depreciation, depletion, and amortization of tangible assets	(2,411)	(784)	(557)	(24)		(3,776)

Operating income	13,421	4,929	1,148	(254)	—	19,244

Equity in income (loss) of affiliates and other items	393	294	(105)	248		830
Tax on net operating income	(7,917)	(1,641)	(311)	142		(9,727)

Net operating income	5,897	3,582	732	136		10,347

Net cost of net debt						(145)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(270)

Net Income						9,932

9 months 2005
(adjustments)(*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment Sales
Excise taxes

Revenues from sales

Operating expenses	—	2,113	57	—		2,170
Depreciation, depletion, and amortization of tangible assets	—	—	(11)	—		(11)

Operating income (1)	—	2,113	46	—		2,159

Equity in income (loss) of affiliates and other items (2)	—	48	(139)	(414)		(505)
Tax on net operating income	—	(696)	32	—		(664)

Net operating income (1)	—	1,465	(61)	(414)		990

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(9)

Net Income						981

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	2,113	66	—
On net operating income	—	1,465	48	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(249)

9 months 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	14,080	72,471	16,655	20		103,226
Intersegment sales	13,936	3,135	911	108	(18,090)	—
Excise taxes		(15,503)				(15,503)

Revenues from sales	28,016	60,103	17,566	128	(18,090)	87,723

Operating expenses	(12,184)	(56,503)	(15,918)	(358)	18,090	(66,873)
Depreciation, depletion, and amortization of tangible assets	(2,411)	(784)	(546)	(24)		(3,765)

Operating income	13,421	2,816	1,102	(254)		17,085

Equity in income (loss) of affiliates and other items	393	246	34	662		1,335
Tax on net operating income	(7,917)	(945)	(343)	142		(9,063)

Net operating income	5,897	2,117	793	550		9,357

Net cost of net debt						(145)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(261)

Net income						8,951

9 months 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	5,590	1,069	678	59		7,396
Divestitures at selling price	551	124	30	133		838
Cash flow from operating activities (3)	7,737	2,512	785	464		11,498

(3) In the Chemicals segment, this figure amounts to 850 million euros excluding an amount of 65 million euros paid relating to the Toulouse AZF plant explosion.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

	Amounts in millions of euros

9 months 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	10,853	62,725	14,797	25		88,400
Intersegment sales	10,416	2,034	511	128	(13,089)	—
Excise taxes		(17,559)				(17,559)

Revenues from sales	21,269	47,200	15,308	153	(13,089)	70,841

Operating expenses	(9,409)	(43,498)	(13,825)	(380)	(13,089)	(54,023)
Depreciation, depletion, and amortization of tangible assets	(2,444)	(744)	(612)	(26)		(3,826)

Operating income	9,416	2,958	871	(253)		12,992

Equity in income (loss) of affiliates and other items	394	125	(211)	502		810
Tax on net operating income	(5,356)	(934)	(204)	95		(6,399)

Net operating income	4,454	2,149	456	344		7,403

Net cost of net debt						(72)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(194)

Net income						7,137

9 months 2004
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	936	202	—		1,138
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income (1)	—	936	202	—		1,138

Equity in income (loss) of affiliates and other items (2)	—	29	(220)	—		(191)
Tax on net operating income	—	(309)	7	—		(302)

Net operating income (1)	—	656	(11)	—		645

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(4)

Net income						641

(*) Adjustments include special items, inventory valuation effect and share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	936	202	—
On net operating income	—	656	133	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	—

9 months 2004
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	10,853	62,725	14,797	25		88,400
Intersegment sales	10,416	2,034	511	128	(13,089)	—
Excise taxes		(17,559)				(17,559)

Revenues from sales	21,269	47,200	15,308	153	(13,089)	70,841

Operating expenses	(9,409)	(44,434)	(14,027)	(380)	13,089	(55,161)
Depreciation, depletion, and amortization of tangible assets	(2,444)	(744)	(612)	(26)		(3,826)

Operating income	9,416	2,022	669	(253)		11,854

Equity in income (loss) of affiliates and other items	394	96	9	502		1,001
Tax on net operating income	(5,356)	(625)	(211)	95		(6,097)

Net operating income	4,454	1,493	467	344		6,758

Net cost of net debt						(72)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(190)

Net income						6,496

9 months 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	3,933	951	645	46		5,575
Divestitures at selling price	315	127	68	28		538
Cash flow from operating activities (3)	7,248	3,009	262	321		10,840

(3) In the Chemicals segment, this figure amounts to 549 million euros excluding an amount of 287 million euros paid relating to the Toulouse AZF plant explosion.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

7 ADJUSTMENT ITEMS
Adjustment items affecting the consolidated statement of income, as described in note 2, are the following :
ADJUSTMENTS TO OPERATING INCOME

		(in millions of euros)

		Upstream	Downstream	Chemicals	Corporate	Total

9 Months 2005	Inventory valuation effect	—	2,113	66	—	2,179
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	(11)	—	(11)
	Other items	—	—	(9)	—	(9)

Total		—	2,113	46	—	2,159

9 Months 2004	Inventory valuation effect	—	936	202	—	1,138
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	—	—	—	—	—

Total		—	936	202	—	1,138

ADJUSTMENTS TO NET INCOME

		(in millions of euros)

		Upstream	Downstream	Chemicals	Corporate	Total

9 Months 2005	Inventory valuation effect	—	1,454	48	—	1,502
	Total’s equity share of special items recorded by Sanofi-Aventis	—	—	—	(165)	(165)
	Adjustment related to the Sanofi-Aventis merger	—	—	—	(247)	(247)
	Restructuring charges	—	—	(90)	—	(90)
	Asset impairment charges	—	—	(8)	—	(8)
	Gains (losses) on sales of assets	—	—	—	—	—
	Additional Toulouse-AZF provision	—	—	—	—	—
	Other items	—	—	(11)	—	(11)

Total		—	1,454	(61)	(412)	981

9 Months 2004	Inventory valuation effect	—	653	133	—	786
	Restructuring charges	—	—	(43)	—	(43)
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on sales of assets	—	—	—	—	—
	Additional Toulouse-AZF provision	—	—	(98)	—	(98)
	Other items	—	—	(4)	—	(4)

Total		—	653	(12)	—	641

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

8 OTHER RISKS AND CONTINGENT LIABILITIES
The Group has been informed by the government of Venezuela of a challenge to the Group’s computation of certain taxes and royalties. The Group believes that it is in compliance with the applicable tax and legal provisions. It has paid an increased royalty in regards to this matter, while retaining its right to undertake further action.
9 2004 IFRS COMPARATIVE FIGURES
Following reclassification under IFRS of certain trading transactions (see 1 C — Sales and revenues from sales), comparative figures for 3rd quarter 2004 and first nine months of 2004 previously released by the Group have been modified as follows:

(In millions of euros)
Consolidated statement of income — 3rd quarter 2004	As modified	As previously released

Sales	32,296	31,978
Purchases, net of inventory variation	(14,689)	(14,371)

	17,607	17,607

Consolidated statement of income — first nine months 2004	As modified	As previously released

Sales	88,400	86,956
Purchases, net of inventory variation	(39,857)	(38,413)

	48,543	48,543
These reclassifications have no impact on net income or cash flows; they impact non-group sales and operating expenses of the Upstream segment in Business segment information.
10 CONVERSION TO U.S. GAAP
In the opinion of management, the unaudited interim condensed consolidated financial statements of the Group include all adjustments necessary to present the Group’s net income for the nine months ended September 30, 2005 and September 30, 2004, which would be required if US GAAP had been applied instead of IFRS. As of September 30, 2005, TOTAL’s consolidated financial statements would not have been different if presented under “IFRS as published by the IASB” or under “IFRS as adopted by the EU”. Due to the seasonality of the Group’s operations, the results of its operations for the interim periods ended September 30, 2005 and 2004, may not be indicative of total results for the full year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US generally accepted accounting principles have been condensed or omitted. The unaudited Interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Total and accompanying notes for the years ended December 31, 2004, 2003 and 2002.
A.	SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS, which differ in certain respects from those applicable in the United States of America (“U.S. GAAP”).
Due to the transition of the Group financial statements to IFRS in 2004, a certain number of adjustments previously recorded between French GAAP and U.S. GAAP are no longer relevant. On the other hand, new adjustments between IFRS standards and U.S. GAAP have been recorded and are described below.
These differences have been reflected in the financial information given in paragraph B below and mainly relate to the following items.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

          i. Business combinations
Pursuant to an exemption provided by IFRS1 “First time adoption of International Financial Reporting Standards), the Group elected not to restate business combinations completed prior to January 1, 2004, in accordance with IFRS 3 “Business Combinations”.
•	(a) Acquisition of Petrofina and Elf
Under U.S. GAAP, the acquisitions of Petrofina and Elf do not qualify as pooling-of-interests and therefore would have been accounted for as purchases. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and liabilities assumed. Independent valuations were performed for the major subsidiaries of Petrofina and Elf; those valuations were validated by in-house analysis for determining the estimated fair value of oil and gas properties acquired.
The main differences between IFRS and U.S. GAAP resulting from the purchase price allocation of Petrofina and Elf were as follows:
—	Equity investees revaluations: Under IFRS, equity investees held by Petrofina and Elf Aquitaine were maintained at their carrying value in the consolidated financial statements as authorized by the IFRS. Under U.S. GAAP these investees were recorded at fair value as part of the purchase price allocation. This line item primarily includes the difference between the fair market value and the carrying value of Sanofi-Synthelabo and Cepsa at the date of acquisition of Elf. For U.S. GAAP purposes, this difference was amortized on a straight line basis over 30 years until December 31, 2001. U.S. GAAP adjustments to net income also include the impact of the sale of interest in these equity investees.

—	Goodwill on consolidated companies: This line item includes the non-allocated portion of the purchase price of Elf Aquitaine and Petrofina. Under IFRS, no goodwill was recognized as a result of these acquisitions. Under U.S. GAAP, this goodwill was amortized on a straight line basis over 30 years until December 31, 2001. The remaining difference in net income between IFRS and U.S. GAAP corresponds to the subsequent realization of pre-acquisition tax losses carried forward.

—	Property, plant and equipment revaluation: This line item represents the portion of the Elf Aquitaine and Petrofina purchase price that was allocated to fixed assets. It includes primarily Upstream properties, plants and equipment for which fair market value was determined based on future cash flows generated by proved reserves and risk adjusted probable reserves.
•	(b) Business Combinations — Goodwill and Other Intangible Assets
Effective July 1, 2001, the Company adopted for U.S. GAAP reporting purposes FASB Statement No. 141, “Business Combinations” (“FAS No. 141”) which requires that all business combinations be accounted for under the purchase method of accounting. FAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill.
Effective January 1, 2002, the Company adopted for U.S. GAAP reporting purposes FASB Statement No. 142 “Goodwill and Other Intangible Assets” (“FAS No. 142”) for all acquired goodwill and intangible assets. Under FAS No. 142, goodwill is no longer amortized but is tested for impairment on at least an annual basis. Intangible assets with indefinite lives are also no longer amortized but instead are tested for impairment at least annually. Intangible assets with finite lives are amortized over their estimated useful life. Goodwill acquired after June 30, 2001 has been subject to non-amortization provisions since the acquisition date.
Additionally, goodwill on equity method investments is no longer amortized in U.S. GAAP since January 1, 2002. However it continues to be tested for impairment in accordance with APB No. 18 “The Equity Method of Accounting for Investments in Common Stock". There are no intangible asset with indefinite lives and all intangible assets other than goodwill are subject to amortization.
Under IFRS, goodwill amortization ceased from January 1, 2004.
          ii. Derivative Instruments and Hedging Activities
The difference between U.S. GAAP and IFRS relates to currency and interest rate swaps that were contracted by the Company as part of the issuance of most debenture loans issued to finance the Upstream activity. A significant portion of long-term debentures are incurred or converted to U.S. dollars as the cash flows of the Upstream activity are mainly denominated in U.S. dollars. Depending on market conditions, debenture loans may be issued

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

in euros or other European currencies at fixed rates which are immediately swapped into U.S. dollar floating rate debt.
Under IFRS, these currency and interest rate swaps qualify as fair value hedges:
— of the corresponding bond in respect with its interest rate component,
— and of associated USD intragroup loans in respect with the foreign currency component (USD/€)
Such hedge accounting based on a split of a derivative into several components, is not allowed under FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. Moreover, these currency and interest rate swaps, which were entered into for hedging purposes cannot be globally classified as hedges under FAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”.
As a consequence, no hedge accounting has been applied to such derivatives in the US GAAP financial statements.
          iii. Impairment of assets
Under IFRS, the Company follows IAS 36 “Impairment of Assets”, whereas under US-GAAP, it follows FAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.”. IAS 36 provides for assets to be tested for impairment purposes by comparing the assets’ carrying value with the higher of the fair value less costs to sell and its value in use. The value in use is based on the associated discounted future cash flows.
Under U.S. GAAP, an initial step is required whereby the carrying value is compared with the undiscounted future cash flows. An impairment is recognized only if the carrying value is less than the undiscounted cash flows.
The different methods under the two standards result in the impairment of certain fixed assets under IFRS but not under U.S. GAAP. As a result, these assets are impaired under IFRS but are still being amortized under U.S. GAAP.
          iv. Employee benefit obligations
Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, the Group has elected to record unrecognized actuarial gains and losses as of January 1, 2004 to retained earnings.
Under US GAAP, this exemption is not applicable and generates a difference relating to the amortization of actuarial gains and losses recognized in income.
In addition, U.S. GAAP requires the recognition of a minimum liability adjustment (or MLA), when a pension plan has an unfunded accumulated benefit obligation. MLA is accounted for as an intangible asset to the extent of unrecognized prior service cost with the remaining amount reported in comprehensive income. It includes the elimination of amounts previously accounted for as prepaid benefit costs.
          v. Change in accounting policies
Under IFRS, the Group has applied the component-based approach of IAS 16 “Property, Plant and Equipment” for tangible assets since January 1, 2004, which resulted in a change in accounting for major turnarounds at refineries and large petrochemical units as compared to the accounting previously applied under French GAAP. Previously, Total had accrued these costs in advance but under IAS 16 these costs are capitalized at the time of expenditure and amortized over the period between major turnarounds. These changes were effective January 1, 2005; thus the 2005 income statement is prepared under the new method. In addition, the 2004 comparatives (previously reported under French GAAP with turnarounds accrued in advance) are also restated to reflect the new accounting method.
Under US GAAP, the Group changed its accounting policy from the accrual method to the built-in overhaul method as of January 1, 2005. The change in accounting represents a change in accounting policy as defined by APB 20 “Accounting Changes”, and a cumulative catch-up entry is recorded in the 2005 income statement.
This change primarily concerns the major refineries within the Downstream segment and, to a lesser extent, the petrochemical units within the Chemicals segment.
For the nine months ended September 30, 2005, the cumulative effect of this change had a positive impact under U.S. GAAP of 333 million euros on income before taxes and 238 million euros on net income.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in Millions of euros, M€ except per share amount, or where otherwise indicated)

               vi. Cumulative translation adjustment
Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, the Group has elected to offset the cumulative translation adjustment (CTA) against retained earnings, as of January 1, 2004. That reclassification has no impact on shareholders’ equity, net income and their reconciliation to US GAAP as of September 30, 2005.
               vii. Mineral rights
Under IAS 16, the Group has reclassified mineral rights from “Property, plant and equipment” to “Intangible assets” as of January 1, 2004. Under U.S. GAAP, mineral rights are accounted for as “Property, plant and equipment”, thus generating a classification difference between the IFRS and the U.S. GAAP balance sheet.
This classification difference has no impact on the reconciliation of shareholders’ equity between IFRS and U.S. GAAP.
               viii. Acquisition of Deer Creek Ltd.
Pursuant to its take-over bid for Deer Creek Energy Limited, the Group has acquired 82.41% of the company’s shares. As of September 30, 2005, the new subsidiary is fully consolidated.
Under IFRS 3 “Business Combinations”, minority interests in the net fair value of the identifiable assets acquired less liabilities assumed were recognized as a result of the acquisition. Under US GAAP, the fair value adjustments are limited to the amount attributable to the parent company’s ownership percentage.
This adjustment has no impact on the reconciliation of shareholders’ equity between IFRS and U.S. GAAP.
During the 4th quarter 2005, the Group has acquired the remaining 17.59% of Deer Creek Ltd.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in Millions of euros, M€ except per share amount, or where otherwise indicated)

B. NET INCOME AND SHAREHOLDERS’ EQUITY
The following is a summary of the adjustments to net income for the nine months ended September 30, 2005, and September 30, 2004, as well as the shareholders’ equity for the periods ended September 30, 2005, and December 31, 2004, which would be required if US GAAP had been applied instead of IFRS standards.
These U.S. GAAP adjustments are presented net of the portion applicable to minority interests.

	Net income
	For the nine months ended September 30,

	2005	2004

Amounts per accompanying consolidated financial statements	9,932	7,137
US GAAP adjustments
Increase (decrease) due to:
Equity investees revaluations, net	(9)	(47)
Goodwill on consolidated companies	(56)	(94)
Property, plant and equipment revaluation	(284)	(278)
Other purchase accounting adjustments	—	(6)

Total Acquisition of Elf and Petrofina (i) (a)	(349)	(425)
Derivative instruments and hedging activities (ii)	(33)	(57)
Stock compensation	—	41
Impairment of assets (iii)	(36)	(20)
Employee benefit obligations (iv)	(73)	(56)
Effect of change in accounting policies (v)	333	--
Other	11	(11)
Tax effect of U.S. GAAP adjustments	91	258

Amounts under U.S. GAAP	9,876	6,867

	Shareholders’ equity
	As of

	September 30, 2005	December 31, 2004

Amounts per accompanying consolidated financial statements	39,725	31,608
US GAAP adjustments
Increase (decrease) due to:
Equity investees revaluations, net	1,247	1,256
Goodwill on consolidated companies	29,222	29,278
Property, plant and equipment revaluation	3,359	3,643

Total Acquisition of Elf and Petrofina (i) (a)	33,828	34,177
Business combinations: cancellation of goodwill amortization (i) (b)	470	460
Derivative instruments and hedging activities (ii)	263	296
Impairment of assets (iii)	386	422
Employee benefit obligations (iv)	603	676
Effect of change in accounting policies (v)	—	(333)
Other	18	83
Tax effect of U.S. GAAP adjustments	(2,095)	(2,238)
Cumulative translation adjustment of U.S. GAAP adjustments	(15)	(43)

Amounts under U.S. GAAP	73,183	65,108

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(Including reconciliation to U.S. GAAP)
(Amounts in tables in Millions of euros, M€ except per share amount, or where otherwise indicated)

C. UNAUDITED U.S. GAAP SUMMARIZED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
The unaudited US GAAP summarized condensed consolidated statements of income for the nine months ended September 30, 2004, year ended December 31, 2004 and nine months ended September 30, 2005 presented below reflect the differences between U.S. GAAP and IFRS discussed above.

	Net income

	For the nine months	For the year	For the nine months
	ended	ended	ended
	September 30, 2004	December 31, 2004	September 30, 2005

Sales and other income	87,868	100,481	87,723

Total revenues	87,868	100,481	87,723

Crude oil and product purchases	57,481	58,555	49,919
Production, selling, general and administrative expenses	13,348	19,279	14,256
Depreciation, depletion and amortization	4,208	7,707	4,203
Unsuccessful exploration costs	263	414	277
Dividends on subsidiaries’ redeemable preferred shares	2	6	1
Interest expense (income), net	66	179	229
Other financial expense (income), net	23	12	(56)
Taxes	514	683	522

Total expenses	75,905	86,835	69,351
Earnings from equity interests and affiliates	1,155	621	1,016
Gains (loses) on sales of assets	144	1,584	27

Income before taxes and minority interests	13,262	15,851	19,415

Income taxes	6,207	8,357	9,511

Income before minority interests	7,055	7,494	9,904

Minority interests	(188)	(273)	(266)

Income before cumulative effect of accounting change	6,867	7,221	9,638

Cumulative effect of accounting change, net of tax			238

Net income	6,867	7,221	9,876

Earnings per share

Basic:
Net earnings per share before cumulative effect of accounting change	11.33	11.95	16.37

Cumulative effect of accounting change, net of tax	—	—	0.41

Net earnings per share — basic	11.33	11.95	16.78

Diluted:
Net earnings per share before cumulative effect of accounting change	11.28	11.90	16.29

Cumulative effect of accounting change, net of tax	—	—	0.40

Net earnings per share — diluted	11.28	11.90	16.69

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

D. UNAUDITED U.S. GAAP SUMMARIZED CONDENSED CONSOLIDATED BALANCE SHEETS
The unaudited U.S. GAAP summarized condensed consolidated balance sheets as of September 30, 2004, December 31, 2004 and September 30, 2005 presented below reflect the differences between U.S. GAAP and IFRS discussed above:

	As of

	September 30, 2004	December 31, 2004	September 30, 2005

Assets
Currents assets
Cash and cash equivalents	12,543	3,858	14,989
Accounts receivable	14,603	13,987	17,716
Inventories	9,743	9,310	12,951
Other current assets	4,655	5,335	6,307

Total current assets	41,544	32,490	51,963
Property, plant and equipment, net	41,157	40,065	45,269
Intangibles, net	32,970	31,541	31,410

Other non current assets	17,616	18,141	16,490

Total assets	133,287	122,237	145,132

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	12,052	11,672	13,473
Other liabilities	21,000	14,919	26,111

Total current liabilities	33,052	26,591	39,584
Non current liabilities
Non current debt, net of current portion	11,694	11,140	12,485
Other non current liabilities	19,015	18,753	19,045

Total non current liabilities	30,709	29,893	31,530
Minority interests	683	645	835
Shareholders’ equity:
Common shares	6,543	6,350	6,226
Paid-in surplus	43,310	40,524	38,502
Retained earnings	29,923	28,756	36,799
Accumulated other comprehensive income	(3,818)	(5,492)	(2,963)
Treasury shares	(7,115)	(5,030)	(5,381)

Total shareholders’ equity	68,843	65,108	73,183

Total liabilities and shareholders’ equity	133,287	122,237	145,132

E. IMPACT OF NEW U.S. GAAP ACCOUNTING STANDARDS
(i) Inventory costs
FAS No. 151 “Inventory Costs — an Amendment of ARB No. 43, Chapter 4” was issued by the FASB in November 2004 and is effective for fiscal years beginning after June 15, 2005. FAS No. 151 requires that items, such as abnormal amounts of idle facility expense, freight, handling costs and spoilage, be recognized as expenses of the period in which they occur. FAS No. 151 also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The application of FAS No. 151 will have no material effect on the Group’s profit and shareholders’ equity, as adjusted to accord with U.S. GAAP.

TOTAL
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST NINE MONTHS OF 2005
(including reconciliation to U.S. GAAP)
(Amounts in tables in millions of euros, M€ except per share amount, or where otherwise indicated)

(ii) Asset retirement obligations
FIN No. 47 “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143” was issued by the FASB in March 2005 and is effective for fiscal years ending after December 15, 2005. Under FIN No. 47, a conditional asset retirement obligation represents an unconditional obligation to perform an asset retirement activity where the timing or method of settlement is conditional on a future event that may or may not be within the control of the entity. FIN No. 47 clarifies that an entity is required to account for a liability, when incurred, for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing or method of settlement of a conditional asset retirement obligation is factored into the measurement of the liability when sufficient information exists. FAS No. 143 “Accounting for Asset Retirement Obligations” acknowledges that in some cases, sufficient information may not be available to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Group has not yet completed its evaluation of the impact of adopting FIN No. 47 on the Group’s profit and shareholders’ equity, as adjusted to accord with U.S. GAAP.
(iii) Accounting changes and error corrections
FAS No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3” was issued in May 2005 and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. FAS No. 154 applies to all voluntary changes in accounting principle and changes the requirements for the accounting for and reporting of a change in accounting principle. FAS No. 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless this restatement is impracticable. Previously, most voluntary changes in accounting principle were accounted for by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS No. 154 also requires that a change in the method of depreciation, amortization or depletion for non current non financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. Previously, such changes were reported as a change in accounting principle. The adoption of FAS No. 154 is not expected to have a significant effect on the Group’s profit and shareholders’ equity, as adjusted to accord with U.S. GAAP.